Filed Pursuant to Rule 433
Registration No. 333-233403-04

Entergy Louisiana, LLC
$350,000,000
Collateral Trust Mortgage Bonds,
2.90% Series due March 15, 2051

Final Terms and Conditions

March 3, 2020

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	March 3, 2020

Settlement Date (T+3)(2):	March 6, 2020

Principal Amount:	$350,000,000

Coupon:	2.90%

Interest Payment Dates:	March 15 and September 15 of each year

First Interest Payment Date:	September 15, 2020

Final Maturity Date:	March 15, 2051

Optional Redemption Terms:	Make-whole call at any time prior to September 15, 2050 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	2.375% due November 15, 2049

Benchmark Treasury Price:	11730

Benchmark Treasury Yield:	1.612%

Spread to Benchmark Treasury:	+130 bps

Re-offer Yield:	2.912%

Price to Public:	99.755% of the principal amount

Net Proceeds Before Expenses:	$346,080,000

CUSIP / ISIN:	29364W BD9 / US29364WBD92

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC
MUFG Securities Americas Inc.
Regions Securities LLC
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Co-Manager:	Siebert Williams Shank & Co., LLC
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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about March 6, 2020, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, (ii) MUFG Securities Americas Inc. toll free at 1-877-649-6848, (iii) Regions Securities LLC toll free at 1-404-279-7400, (iv) Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or (v) Wells Fargo Securities, LLC toll free at 1-800-645-3751.